UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )


GEOSPACE TECHNOLOGIES CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37364X109
(CUSIP Number)
Craig R. Lerman
Lemelson Capital Management, LLC
Chief Compliance Officer
225 Cedar Hill Street, Suite 200
Marlborough, MA 01752
(770) 420-8448
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 8, 2018
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 37364X109
1
Names of reporting persons

Lemelson Capital Management, LLC
2
Check the appropriate box if a
member of a group (see
instructions)

[  ]
3
SEC use only


4
Source of funds (see
instructions)

00
5
Check if disclosure of legal
proceedings is required pursuant
to Items 2(d) or 2(e)

[  ]
6
Citizenship or place of
organization

MA
Number of
shares
beneficially
owned by
each
reporting
person with:
7
Sole voting power


0

8
Shared voting power


1,144,212 shares of Common Stock

9
Sole dispositive power


0

10
Shared dispositive power


1,144,212 shares of Common Stock
11
Aggregate amount beneficially
owned by each reporting person

1,144,212 shares of Common Stock
12
Check if the aggregate amount in
Row (11) excludes certain shares
(see instructions)


13
Percent of class represented by
amount in Row (11)

8.4%
14
Type of reporting person (see
instructions)

IA




ITEM 1. SECURITY AND ISSUER

Common Stock, $0.01 par value
Geospace Technologies Corporation
7007 Pinemont Drive
Houston, Texas 77040-6601


ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Common Stock defined in Item 5 below of the Company

Identity of Reporting Persons
Lemelson Capital Management, LLC ("Investment
Manager"), a Massachusetts Limited Liability
Company, with respect to the shares of Common
Stock held by The Amvona Fund, LP (the "Fund") and Gregory (Emmanuel) Lemelson, and underlying the Reported Common Stock (as defined below), held by, the Fund and individual to which the Investment Manager serves as investment manager.

         Gregory Lemelson is a citizen of the United
States and is an investor.

Address of Principal Business Office or Residence
         Lemelson Capital Management, LLC
         225 Cedar Hill Street, Suite 200
         Marlborough, MA 01752

         Gregory (Emmanuel) Lemelson
         225 Cedar Hill Street, Suite 200
         Marlborough, MA 01752


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION

The Fund utilized its own available net assets to purchase the securities referred to in this Schedule.


ITEM 4. PURPOSE OF TRANSACTION

The securities referred to in this Schedule were originally acquired by the Fund for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. The Fund had acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors. The securities referred to in this Schedule have been previously reported on SC13G/A, however, this SC13D is being filed due to a certain letter issued by Lemelson Capital Management, LLC which called for replacement of the management of the Company and exploration of strategic alternatives with an investment bank, a copy of which is attached to this Schedule as an Exhibit under Item 7. As a result of the attached letter, the investment intent had changed from a passive investor to attempting to influence a change in the direction of the Company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The Amvona Fund, LP owns 1,144,212 shares of Common
Stock or 8.4% of the shares outstanding and Gregory
(Emmanuel) Lemelson owns 0 shares of Common Stock or 0% of the shares outstanding. Lemelson Capital, LLC has the power to vote and direct the disposition of all shares of Common Stock owned by the Fund. Lemelson
Capital Management, LLC is deemed to beneficially own a total of 1,144,212 shares of Common Stock or 8.4% of the outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Lemelson Capital, LLC, The Amvona
Fund, LP, or Gregory (Emmanuel) Lemelson and any other individual or entity.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Joint Filing Exhibit
February 8, 2018 letter from Lemelson Capital
Management, LLC to the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/02/2018


Date

/s/ John Zoraian


Signature

John Zoraian, Chief Financial Officer
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative
(other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:
provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
  This is a joint filing by Lemelson Capital Management, LLC and Gregory Lemelson share sole voting and investment power over 1,144,212 shares of Common Stock. See Items 2 and 5 of this Schedule 13D for additional information.
  This is a joint filing by Lemelson Capital Management, LLC and Gregory Lemelson share sole voting and investment power over 1,144,212 shares of Common Stock. See Items 2 and 5 of this Schedule 13D for additional information.
  Based on 13,560,000 shares of Common Stock outstanding filed by the Issuer with the Securities and Exchange Commission (the "SEC") on their most recent quarterly filing statement.




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